UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

February 06, 2019

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file

annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the

information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

ORANGE

Date: February 06, 2019	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations

IFRS 16 applied to Orange



Orange Group
Investor relations

6th February 2019

IFRS 16

A new standard for lease contracts



1st January 2019

Application date

Applied prospectively, with no prior period restatement

No change on lessor side

1st financial communication : Q1 2019

Regulators objectives:

- Integrating all the lease commitments on the balance sheet
- Improving transparency and comparability between companies

Major areas of impacts on Orange:

- Real Estate
- Network



Section one
Accounting impacts

Accounting concept : a refined lease definition

This new standard changes the accounting for leases in the lessee financial statements by replacing the current dual accounting model (finance lease agreements on the balance sheet and operating leases off-balance sheet) by a single model, on balance sheet accounting, for both finance and operating leases.

Finance leases : No change

Operating leases : change *

Service agreement relying on an identified asset : potential change *

* Refer to slide 8 for scope of application

Impact on Balance sheet : “Pull Up”

Before*

No asset nor liability recognized

Off balance sheet commitments only for operating lease

Now*

Accounting of a right of use (ROU) asset

Recognition of a debt for the NPV of the future lease payments

*** Finance leases : no change**

Illustrative example:
Orange signed on 1 January 2019 a commercial lease to rent a shop for a period of 15 years for an annual rent of 300 K € (year end annual payment).The applicable interest rate is 3%.

IAS 17

Nothing on the balance sheet
Estimates in the off balance sheet commitment note

One single lease accounting model : Recognition of a right of use asset and lease liability (representing at contract inception the present value of future lease payments)

Assets	2019
Goodwill	
Other Intangible assets	
Property, plant and equipment	
Right of use assets	3581
Interests in associates and joint ventures	
….	
Total non-current assets	
Inventories	
Trade receivables	
…..	
Total current assets	
TOTAL ASSETS	

Liabilities	2019
Share capital	
…	
Total equity	
Non-current financial liabilities	
Non-curent lease liabilities	3388
Non-current derivatives liabilities	
…	
Total non-current liabilities	
Current financial liabilities	
Current lease liabilities	193
…	
Total current liabilities	
TOTAL EQUITY and LIABILITIES	

The lease asset and liability calculated and accounted as of January 1st 2019 will be :

$$3{,}581 \text{ K€} = \sum_{n=1}^{15} \frac{(300)}{(1+3\%)^n}$$

IFRS 16

Impact on Profit & Loss : "Push Down"

Before*

Operating expense

Above EBITDA

Now*

ROU amortization,

Interest expense

Below EBITDA

Illustrative example:
Orange signed on 1 January 2019 a commercial lease to rent a shop for a period of 15 years for an annual rent of 300 K € (year end annual payment).The applicable interest rate: 3%.

IAS 17

Rent charges are booked above EBITDA

Opex will be replaced by an amortisation of the right of use and an interest expense for the actualization impact.

	2019
Revenues	
External purchases	~~300~~
Other operating income	
Other operating expense	
Labour expenses	
Operating taxes and levies	
EBITDA	
Depreciation and amortization	239
….	
EBIT	
Cost of gross financial debt	
Lease interest expense	107
….	
Finance costs, net	
Income tax	
Consolidated net income after tax	

- Amortization of the right of use € 239K: € 3,581K / 15 years
- Interest expense on the first year : € 107K: € 3,581K * 3% (this interest expense will decrease over the years as the capital portion is repaid)

IFRS 16

* Finance leases : no change

Impact on Cash Flows : None

but a disconnect of cash flows with the P&L

Illustrative example:

Orange signed on 1 January 2019 a commercial lease to rent a shop for a period of 15 years for an annual rent of 300 K € (year end annual payment).The applicable interest rate: 3%.

Before / Now

- Cash flows are the same under IFRS 16 as under IAS 17
- Over the contract period, the cumulated impact on net result is the same under both standards. A temporary difference will come from the decreasing interest expenses.

No change in net cash flows

No change on net result, over the contract period, but a phasing effect



Cash out
- 300 K€
- 300 K€
- 300 K€
...
- 300 K€
- 300 K€
- 300 K€
Total cash Out
4 500 K€
Year 1
Year 2
Year 3
Year ...
Year 13
Year 14
Year 15
4 500 K€
Right of use amortisation
- 239 K€
- 239 K€
- 239 K€
...
- 239 K€
- 239 K€
- 239 K€
Total in P&L
Interest charge
- 107 K€
-102K€
- 96K€
...
- 25 K€
- 17 K€
- 9 K€
- 346 K€
- 341 K€
- 335 K€
- 264 K€
- 256 K€
- 248 K€

In FY 19, net result lower under IFRS 16 than under IAS17, with a reversal over the contract period

A change applied to several categories of assets


Real Estate
Mobile Network
Fixed Network
General Expenses
Other
IFRS 16 Scope

Office buildings / Technical buildings / Points of sale

Lands to install pylons / Mobile sites / Mobile site agreement with a third party (Towerco)

Local loop unbundling / Land to install technical equipment

Technical cars and engines / Employees' cars

Routers / Datacenters

The valuation of the ROU and the lease liability depends on 3 parameters

Lease liability and right of use will depend on 3 estimated inputs, and on the maturity of lease contracts at the transition date…


Defininition of lease perimeter
30
Lease liability & right of use
%

Contract duration

- The longer the contract duration, the bigger the right of use and the lease liability

Nature of the rent

- The variable part of lease payments is excluded from the lease liability calculation
- A possibility offered by the standard to separate the lease components and services in the rent payment, which reduces the lease liability and the right of use

Interest rate

The interest rate is the marginal borrowing rate of the contracting entity:

- the higher the rate, the lower the right of use are the lease liability
- The higher the rate, the higher the interest charge

…thus leading to potential differences with our peers (*see example in next slide).*

Assumptions made by the Group are key as they have a direct impact on lease valuation

Example : Impact of the contract duration retained for a rent contract for a shop with a payment of 3 M€ per year

Contract duration of 3 years with an interest rate of 2%	Contract duration of 9 years with an interest rate of 2%

Balance sheet

At inception

	Contract duration of 3 years	Contract duration of 9 years
Assets	8,7 M€	24,5 M€
Liabilities	8,7 M€	24,5 M€

P&L

Contract duration of 3 years:

	Y1	Y2	Y3
Lease interest expense	0,2 M€	0,1 M€	0,06 M€
ROU Amortization	2,9 M€	2,9 M€	2,9 M€

Contract duration of 9 years:

	Y1	Y4	Y9
Lease interest expense	0,5 M€	0,3 M€	0,06 M€
ROU Amortization	2,7 M€	2,7 M€	2,7 M€

ROU Amortization   Lease interest expense

Section two

A new perspective for our KPIs

An addition to the B/S with necessary insertions of new assets and a “pull-up” move…

	2019
Assets	
Goodwill	
Property, plant and equipment	
Total non-current assets	
…..	
Total current assets	
TOTAL ASSETS	

	2019
Liabilities	
…	
Total equity	
Non-current financial liabilities	
…	
Total non-current liabilities	
Current financial liabilities	
…	
Total current liability	
TOTAL EQUITY and LIABILITIES	

Before (IAS 17) :

-No BS impact from operating leases

-Off-BS commitments in the notes

	2019
Assets	
Goodwill	
Property, plant and equipment	
Right of use assets	
Total non-current assets	
…..	
Total current assets	
TOTAL ASSETS	

	2019
Liabilities	
…	
Total equity	
Non-current financial liabilities	
Non-curent lease liabilities	
…	
Total non-current liabilities	
Current financial liabilities	
Current lease liabilities	
…	
Total current liabilities	
TOTAL EQUITY and LIABILITIES	

Now (IFRS 16) :

-All leases on the BS

-ROU asset, and lease liability

…and a change in the Profit & Loss structure that caused adj. EBITDA to be replaced by EBITDAaL…

Before (IAS17) :
adj. EBITDA impacted by operating lease

- **Revenues**
- External purchases
- …
- **adj. EBITDA**
- Depreciation and amortization
- ….
- **EBIT**
- Cost of gross financial debt
- ….
- **Finance costs, net**
- Income tax
- **Consolidated net income after tax**

IFRS 16 :
adj. EBITDA no longer impacted by operating leases

- **Revenues**
- External purchases
- …
- **adj. EBITDA**
- Depreciation and amortization
- ….
- **EBIT**
- Cost of gross financial debt
- Lease interest expense
- ….
- **Finance costs, net**
- Income tax
- **Consolidated net income after tax**

IFRS 16 new indicator :
EBITDAaL impacted by ALL lease categories

- **Revenues**
- External purchases
- …
- ROU amortization
- Lease interest expense
- **EBITDAaL**
- Depreciation and amortization
- ….
- **EBIT**
- Cost of gross financial debt
- ….
- **Finance costs, net**
- Income tax
- **Consolidated net income after tax**

…with EBITDAaL similar (not equal) to adj. EBITDA…

Old: EBITDA under IAS17		New: EBITDAaL under IFRS 16
Revenue	=	Revenue
-Other Opex	=	-Other Opex
-Operating lease* Opex	~ Actualisation impact	-ROU amort. (Op.Leases*) -Interest exp. (Op Leases*)
Adj. EBITDA		
-Amort. – fin. Leases**	reclassification	-ROU amort. – fin. Leases**
-Interest exp.- fin. Lease**		-Interest exp.- fin. Lease**
		EBITDAaL

*Operating lease under IAS17 definition
**Finance lease under IAS17 definition

…with the adaptation of the Net Debt definition to keep the Net Debt ratio consistent…

- The IFRS 16 lease liability relates to operational items and not to financing transactions : **we will exclude them from net debt.**
- Under IFRS 16, **finance and operating leases will be treated the same**

↳ **1st consequence**: we exclude the IFRS 16 finance lease liabilities from the net debt indicator

↳ **2nd consequence**: Net debt / adjusted EBITDA ratio consistency is maintained as EBITDAaL includes the impact from IFRS 16 finance lease


Net debt IAS 17
Including finance lease liabilities
EBITDA
telco IAS 17
Excluding finance lease
Net debt IFRS 16
excluding IFRS 16 lease liabilities
EBITDAaL
telco IFRS 16
Including IFRS 16 lease

…with an investment indicator consistent with asset rotation and closer to cash : eCapex*…

- Since the implementation of IFRS 15, we have adapted our indicators with a view to keep monitoring our operations in a relevant manner from a **cash and business perspective**….
- Regarding Capex, the challenge now is to monitor **asset rotation related to the Fiber business model.**

Illustrative example: Orange invests 100 for the Fiber cable from the building connecting point to the client's premises on year 1. The client churns on year 2, and Orange has to resell this asset. On year 3, Orange wins back the client and has to repay for the asset.

	Year 1 Cash out	Year 2 Cash in	Year 3 Cash out	Total Investment ?	
CAPEX *Current definition*	-100	0	-80	**-180**	✖
Cash flows	-100	+90	-80	**-90**	√

In a context of asset rotation, **the current definition of Capex no longer reflects the real investment amount.** We have decided **to clear the investment indicator from the proceeds from asset sales** and use a refined indicator : **economic Capex** or **eCapex***

	Year 1 Cash out	Year 2 Cash in	Year 3 Cash out	Total Investment	
eCAPEX*	-100	+90	-80	**-90**	√

*** economic CAPEX**

…that triggers a 2nd adjustment to EBITDAaL for operating cash measurement consistency

Before

Adjusted EBITDA includes gain/loss from asset sales

Capex excludes proceeds from asset sales effect

Now

EBITDAaL excludes gain/loss from asset sales

eCapex* adjusted from proceeds from asset sales

To keep our **Operating Cash Flow indicator (EBITDAaL – eCapex*) consistent**, as we include the proceeds from sales of assets in our **investment indicator**, we will exclude the gains and losses from sales of assets from **EBITDAaL**:

Adj. EBITDA − **Capex** = **OpCF (IAS17)**

Step 1 (refer to slide 14)

excludes **Opex from Operating lease****

includes **ROU amort. and interest exp. (operating lease** + finance lease***)**

Step 2

excludes **Gain/ Loss from sales of assets** =

Includes **Proceeds from sales of assets** =

EBITDAaL − **eCapex*** = **OpCF (IFRS 16)**

*economic CAPEX **Operating lease under IAS17 definition ***Finance lease under IAS17 definition

Section three
Communication time schedule

6th February 2019

Analyst presentation

- IFRS 16 impacts and a new set of KPIs



21st February 2019

2018 Full Year results release under IAS 17, and new guidance under IFRS 16

- A range of IFRS 16 opening balance impacts estimates will be disclosed in the notes
- Guidance provided within IFRS 16 with the new indicators

April 2019

Q1 19 consensus

- Provision of a management FY 18 and Q1 18 non audited comparable basis

30th April 2019

Q1 2019 results release under IFRS 16

- First quarterly results under IFRS 16,
- With no Q1 2018 restated accounts, but a management comparative basis in the KPI book
- Results non audited

In a nutshell…

IFRS 16 accounting impacts

BS pull-up
P&L push-down

No impact on cash

Actualization
=> negative impact on FY19 P&L, reversed over contract period

Orange indicators adaptation

Adjusted EBITDA replaced by EBITDAaL
=> All leases included

Finance leases excluded from Net Debt
=> Net Debt/ EBITDAaL ratio consistent

Capex becomes eCapex
=> adapt to asset rotation
=> Closer to cash

Questions & Answers

